Exhibit 10.23

Summary of Bonus Agreement

[unofficial translation]

Parties:

Weifang Changda Fertilizer Co., Ltd.

QingRan Zhu

Date: December 26, 2008

Material Terms:

On December 26, 2008, our wholly owned subsidiary, Changda Fertilizer, entered into an agreement with QingRan Zhu, our Chairman and Chief Executive Officer, pursuant to which if Changda Fertilizer has annual sales volume of 200,000 tons and actual profit of $6,578,101 for the fiscal year ended December 31, 2009, Mr. Zhu shall be entitled to a bonus equal to $36,545. If Changda Fertilizer does not meet either of the two targets set forth above, Mr. Zhu shall be entitled to a bonus equal to a prorated portion of $36,545.

潍坊昌大肥料有限公司

2009 年生产经营目标责任书

甲方：潍坊昌大肥料有限公司

乙方：朱庆然

为能充分调动工作积极性，更好的完成公司 2009 年生产经营目标，特签订生产经营目标责任书如下：

一、 责任期限：

2009 年 1 月 1 日—2009 年 12 月 31 日。

二、 工作目标：

1. 2009 年全年肥料实现产销量 20 万吨。

2. 2009 年全年实现利润 4500 万元。

三、 考核与奖惩

乙方在 2009 年完成以上工作目标，甲方给予 25 万元的奖金，如未完成目标任务，则按照完成利润占目标利润的比例计算奖金。

四、 附则

1、本协议未尽事宜由乙方本着对甲方负责的态度按程序完成。

2、本协议自甲乙双方签订之日起生效。

3、本协议一式两份，甲乙双方各执一份，具有同等效力。



甲方：潍坊昌大肥料有限公司（公章）　　乙方（签字）：

2008 年 12 月 26 日　　　　　　　　2008 年 12 月 26 日